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                            July 20, 2021

       William A. Zartler
       Chief Executive Officer
       Solaris Water, Inc.
       9811 Katy Freeway, Suite 700
       Houston, Texas 77024

                                                        Re: Solaris Water, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 23,
2021
                                                            CIK 0001865187

       Dear Mr. Zartler:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. You disclose here that each share of Class B common stock will entitle the holder to a number of votes that is
equal to the aggregate number of Class B units in Solaris LLC held by such holder.
Consistent with your disclosure elsewhere in your prospectus, please revise to clarify that
each share of your Class B common stock entitles its holder to one vote on all matters to
be voted on by stockholders generally and holders of your Class A common stock and Class
B common stock will vote together as a single class on all
                                                        matters presented to
your stockholders for their vote or approval.
 William A. Zartler
FirstName  LastNameWilliam A. Zartler
Solaris Water, Inc.
Comapany
July       NameSolaris Water, Inc.
     20, 2021
July 20,
Page  2 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your use of market and industry data here and on page 73 derived from industry sources, including EIA and and Enverus. Please revise to include the names and dates of these studies or reports. Please also provide us with supplemental support, or in the alternative provide a citation, for your statement that you are a "leading" independent third-party provider of recycled produced water gathered on a proprietary network.
Organizational Structure, page 11

3. Please revise to also include a diagram of your ownership structure prior to the offering and related reorganization transactions.
Summary Historical Financial and Operating Data
Adjusted Operating Margin and Adjusted Operating Margin per Barrel, page 21

4.       We note that you identify the measure    operating margin    as a
summary metric in your
         tabulations on pages 22 and 59, calculated as revenue less
operating expenses,    and as an
         intermediary metric within your reconciliation on page 22 for your non-GAAP measure
            Adjusted operating margin.    However, you are using the term
operating expenses    to
         describe both a category of costs, which is shown to include six line items in various tabulations in MD&A and your financial statements, and one of the line items within this category of costs. We understand that your revenues are predominantly derived from providing services.

         Under Rule 5-03.2 of Regulation S-X, you would ordinarily need to distinguish costs that are directly or indirectly allocable to the provision of services, from other operating costs and expenses, and from selling, general and administrative expenses. For example, it appears that some amount of depreciation and amortization would be attributed to cost of services in accordance with GAAP. Please revise your presentation to identify all of the amounts allocable to the provision of services, and revise the
operating expenses    label
         for the line item to more clearly reflect the nature of costs represented and to distinguish it from the category.

         If you wish to retain the measure that is currently labeled
operating margin    you should
         identify this as a non-GAAP measure and select an alternate label to comply with Item
         10(e)(1)(ii)(E) of Regulation S-K. The reconciliations that you would provide for this
         measure, and for your    Adjusted operating margin    measure pursuant
to Item
         10(e)(1)(i)(B) of Regulation S-K, should begin with gross margin, calculated in accordance with GAAP, as the most directly comparable measure.
Risk Factors
Our industry has experienced a high rate of employee turnover, page 27

5. You disclose here that you are subject to the Fair Labor Standards Act, which governs
 William A. Zartler
FirstName  LastNameWilliam A. Zartler
Solaris Water, Inc.
Comapany
July       NameSolaris Water, Inc.
     20, 2021
July 20,
Page  3 2021 Page 3
FirstName LastName
         such matters as minimum wage, overtime and other working conditions. In this regard, we note the class action complaint that was filed on June 18, 2021 against Solaris Water
         Midstream, LLC under the Fair Labor Standards Act and the New Mexico Minimum
         Wage Act. Please revise to describe this complaint, if material.
A loss of one or more significant customers could materially or adversely affect our results of operations, page 29

6. You disclose here that your five largest customers for the three months ended March 31,
         2021 and the year ended December 31, 2020 represented approximately 78% and 79% of your revenues, respectively, and the loss of key customers, failure to renew contracts upon expiration, or a sustained decrease in demand by key customers could result in a substantial loss of revenues and could have a material and adverse effect on your consolidated results of operations. In addition, we note your disclosure on page 102 regarding a water gathering and handling agreement you entered into in connection with the Concho Acquisitions that has a remaining term of greater than 12 years, pursuant to which Concho Resources (which was acquired by ConocoPhillips) agreed to dedicate all of the produced water generated from its current and future acreage covering approximately 2.3 million acres in New Mexico and Texas to you for gathering and handling. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis. In addition, please ensure that you file any contract required to be filed pursuant to
Item 601(b)(10)(ii)(A) of
         Regulation S-K with respect to any contract to which security holders named in the registration statement are parties.
Future sales of our Class A common stock in the public market, or the perception that such sales may occur..., page 44

7. We note that you will enter into a registration rights agreement with certain of the Existing
         Owners that will require you to register under the Securities Act shares of Class A common stock issuable upon redemption of Solaris LLC Units held by such holders.
         Please revise to disclose the amount of shares of Class A common stock which will be subject to this registration rights agreement.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware..., page 44

8. We note your disclosure that your amended and restated certificate of incorporation will provide that, unless you consent in writing to the selection of an alternative forum, the
         Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the
 William A. Zartler
FirstName  LastNameWilliam A. Zartler
Solaris Water, Inc.
Comapany
July       NameSolaris Water, Inc.
     20, 2021
July 20,
Page  4 2021 Page 4
FirstName LastName
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.
Use of Proceeds, page 51

9. We note your disclosure that you intend to cause Solaris LLC to use a certain amount of the net proceeds to pay the expenses incurred by you in connection with this offering and the reorganization and the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please provide the estimated amounts you intend to cause Solaris LLC to allocate to each of the identified purposes. In addition, if any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the purchase price.
         Lastly, if you have no specific plan for the proceeds, state this explicitly. Refer generally to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Requirements, page 67

10. We note your disclosure that your capital expenditures were approximately $108.0 million and $191.0 million on an accrual-basis for the years ended December 31, 2020 and 2019, respectively. Please revise to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii) of Regulation S-K.
Certain Relationships and Related Party Transactions
Agreements with ConocoPhillips, page 102

11. We note your disclosure in this section regarding your agreements with ConocoPhillips.
         Please revise to disclose the approximate dollar value of the amount involved with respect to each such transaction. Refer to Item 404 of Regulation S-K.
 William A. Zartler
Solaris Water, Inc.
July 20, 2021
Page 5
Report of Independent Registered Public Accounting Firm, page F-15

12. We note that your auditor included language in the second paragraph of the audit opinion
      on page F-15 stating    We   are required to be independent with respect
to the Company in
      accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and
      the PCAOB.    Please discuss this qualifying language with your auditor
and advise us of
      any and all circumstances that would be contrary or unclear, with respect to the requirements pertaining to the qualification of accountants in Rule 2-01 of Regulation S-
      X, or any associated rules and standards of the PCAOB, during all periods covered by the financial statements and subsequently. You will need to obtain and file an audit opinion from an auditor who is able to issue an opinion that includes the representation prescribed by PCAOB Auditing Standard 3101.09(g).
Exhibits

13.   We note you intend to file a Form of Credit Agreement by amendment as
Exhibit 10.3.
      As your amended and restated credit agreement was entered into on April 1, 2021, please file an executed copy of this agreement.
General

14. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of the communications.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam A. Zartler
                                                            Division of
Corporation Finance
Comapany NameSolaris Water, Inc.
                                                            Office of Energy &
Transportation
July 20, 2021 Page 5
cc:       Hillary H. Holmes, Esq.
FirstName LastName